UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Lone Oak Acquisition Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G5693V105
(CUSIP Number)

9/19/13
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
__	 Rule 13d-1(b)

_X_	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  G5693V105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ruffalo Enterprises, Inc, James Ruffalo, Margaret Ruffalo

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a) x
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
U.S.A

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
25,800
6. Shared Voting Power
83,000
7. Sole Dispositive Power
25,800
8. Shared Dispositive Power
83,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person
108,800

10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
5.07%

12. Type of Reporting Person (See Instructions)
IA

Item 1.
(a) The Name of the Issuer is:
Lone Oak Acquisition Corp.

(b) The Address of the Issuer's Principal Executive Office is:
16 Fenwick Street
Unit 1004, East Town Building
Wanchai, Hong Kong K3 00000


Item 2.
(a) The names of the Persons Filing are:
Ruffalo Enterprises, Inc, James Ruffalo, Margaret Ruffalo

(b) The address of principal place of business and principal office is: See (c)

(c) Place of Organization:
2800 South Ocean Boulevard
Boca Raton, FL 33432-8380

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  G5693V105
Item 3.
The persons filing are not listed in Items 3(a) through 3 (j).

Item 4.
(a) Amount beneficially owned: 108,800
(b) Percent of class: 5.07%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 25,800
(ii) Shared power to vote or to direct the vote: 83,000
(iii) Sole power to dispose or to direct the disposition of: 25,800
(iv) Shared power to dispose or to direct the disposition of: 83,000

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ____.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the
Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/
Name:  	James Ruffalo
Title:  Owner
Date:  	September 25, 2013

By:  	/s/
Name:  	Margaret Ruffalo
Title: 	Owner
Date:  	September 25, 2013